SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of February 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Success of the rights issue

with preferential subscription right

Paris, France – February 9, 2018

The rights issue with preferential subscription right (PSR) of approximately €112.2 million (including share premium) was oversubscribed with a total demand of approximately €132.5 million, representing approximately 118% of the offer amount.

Results of the Rights Issue with PSR

CGG announces today the results of its rights issue with preferential subscription rights for an amount of €112,215,060.36 (including the share premium) (the “Rights Issue with PSR”), through the issuance of 71,932,731 shares of the Company (the “New Shares”) each with one warrant attached (the “Warrants #2” and together with the New Shares, the “ABSA”) at a subscription price of €1.56 per ABSA (i.e. €0.01 par value and €1.55 share premium).

At the end of the subscription period, on 2 February 2018, the total demand, which amounted to €132.5 million, was €20.3 million higher than the target amount, i.e. a subscription rate of 118.06%. The number of ABSA subscribed on a non-reducible basis (à titre irréductible) was 65,283,036 and represented 90.76 % of the ABSA to be issued. Additionally, 19,639,466 ABSA were subscribed on a reducible basis and which will therefore only be partially satisfied up to 6,649,695 ABSA. In accordance with article L. 225-133 of the French Commercial Code, the allotment scale (barême de répartition) regarding subscription on a reducible basis is annexed to this press release.

Consequently, no ABSA will be subscribed by DNCA Invest and the entities managed by DNCA Finance (the “DNCA Entities”) or by the holders of Senior Notes pursuant to their respective backstop commitments.

The Rights Issue with PSR is part of the Company’s financial restructuring plan, which will also notably include the issue, subject to the satisfaction (or waiver) of the conditions to settlement described below, of (i) new shares resulting from the equitization of the Convertible Bonds (the “Creditor Shares 1”), (ii) new shares resulting from the equitization of the Senior Notes (the “Creditor Shares 2”), (iii) warrants allocated to the shareholders of CGG (the “Warrants #1”), (iv) warrants allocated in favor of the subscribers of the Second Lien Notes (the “Warrants #3”), (v) warrants allocated to the members of the ad hoc committee of holders of Senior Notes (the “Coordination Warrants”), (vi) warrants allocated to the members of the ad hoc committee of holders of Senior Notes (the “Backstop Warrants”). A press release disclosing the number of instruments to be issued for each of the above-mentioned categories will be issued shortly.

Settlement and Delivery

The settlement and delivery and admission to trading on Euronext Paris of the New Shares and Warrants #2 are scheduled for 21 February 2018, subject to the satisfaction of the conditions to the settlement and delivery set out below.

Conditions to the settlement and delivery

The transactions provided for under the safeguard plan and the Chapter 11 plan (including the Rights Issue with PSR) are regarded as a whole so that if any of them cannot be implemented, none of them will be implemented. The settlement and delivery of the Rights Issue with PSR must occur (i) before February 28, 2018 (or any later date as may be determined in accordance with the terms of the lock-up agreement entered into by the Company on 13 June 2017 (the “Lock-Up Agreement”) and the restructuring support agreement which provides for the backstop commitment of the DNCA Entities (the “Restructuring Support Agreement”)) and (ii) concurrently with the settlement and delivery of the Creditor Shares 1, Creditor Shares 2, Warrants #1, Second Lien Notes, Warrants #3, Backstop Warrants and Coordination Warrants.

In addition, the settlement and delivery of the ABSA and, more generally, the completion of the financial restructuring plan of which it forms part, remain subject to (i) the satisfaction (or waiver), prior to the settlement and delivery of the Rights Issue with PSR, of certain conditions precedent set forth in the private placement agreement dated 26 June 2017 (the “Private Placement Agreement”) and in the conveyancing instruments for the issuance of the New First Lien Notes and Second Lien Notes, as well as (ii) the absence of termination of the Private Placement Agreement or the Lock-Up Agreement.

Information to the public

Mr. Jean Gatty, acting in his capacity as representative of the holders of Convertible Bonds, as well as JG Capital Management, acting as management company of the JG Partners fund, holder of Convertible Bonds, have withdrawn the third-party opposition they had filed against the judgment approving the safeguard plan rendered by the Commercial Court of Paris on December 1, 2017.

For the purpose of this press release:

“Senior Notes” means, together, (i) the high yield notes, bearing interest at a rate of 5.875% and maturing in 2020, issued by the Company on 23 April 2014, (ii) the high yield notes, bearing interest at a rate of 6.5% and maturing in 2021, issued by the Company on 31 May 2011, 20 January 2017 and 13 March 2017, and (iii) the high yield notes, bearing interest at a rate of 6.875% and maturing in 2022, issued by the Company on 1 May 2014;

“Convertible Bonds” means, together, (i) the convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes), bearing interest at a rate of 1.75% and maturing on 1 January 2020, issued by the Company on 26 June 2015, and (ii) the convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes), bearing interest at a rate of 1.25% and maturing on 1 January 2019, issued by the Company on 20 November 2012.

Schedule: allotment scale for subscriptions on a reducible basis

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

Disclaimer

This announcement does not, and shall not, in any circumstances constitute a public offering of securities or an invitation to the public in connection with any offer.

The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended (the “Prospectus Directive”).

With respect to the member States of the European Economic Area which have implemented the Prospectus Directive, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 3(2) of the Prospectus Directive, if they have been implemented in that relevant member State, or under any other circumstances which do not require the publication by CGG of a prospectus pursuant to Article 3 of the Prospectus Directive and/or to applicable regulations of that relevant member State.

This document is not an offer of securities for sale nor the solicitation of an offer to purchase securities in the United States of America or any other jurisdiction where such offer may be restricted. Securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration. The securities of CGG described herein have not been and will not be registered under the Securities Act, and CGG does not intend to make a public offer of its securities in the United States of America.

This document is only being distributed to, and is only directed at (i) persons who are outside the United Kingdom, (ii) persons in the United Kingdom that are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Order”), (iii) persons who fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iv) any other persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Any person other than a relevant person should not act or rely on this document or any of its contents.

Schedule

Allotment scale for subscriptions on a reducible basis

The new ABSA which were not allocated further to the subscriptions on a non-reducible basis, reserved to shareholders or purchasers of preferential subscription rights, were allotted to subscribers on a reducible basis by applying a ratio equal to 0.929069229 calculated on the basis of the number of rights upon which the subscription on a non-reducible basis was made without taking into account the fractions. The allotment could not exceed the number of shares requested on a reducible basis.

The allotment was made as follows:

Allotment scale for subscriptions on a reducible basis
Number of presented preferential subscription rights (PSR)	Number of ABSAs allocated
from 4 PSR	3 ABSAs
from 8 PSR	7 ABSAs
from 12 PSR	11 ABSAs
from 16 PSR	14 ABSAs
from 20 PSR	18 ABSAs
from 24 PSR	22 ABSAs
from 28 PSR	26 ABSAs
from 32 PSR	29 ABSAs

and so on by application of the distribution ratio equal to 0.929069229 to the number of rights presented.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 9th, 2018	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer